FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 1, 2007, regarding the 2006 Fourth Quarter and Year End Results

2006 Fourth Quarter and Year End Results

2006 Fourth Quarter and Year End Results

FINANCIAL HIGHLIGHTS
Santiago, Chile, February 1, 2007 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non- credit products and services which cross all segments of the Chilean financial market, announced results for the fourth quarter and year ended December 31, 2006.
  Banco de Chile reported exceptionally strong performance in 2006, setting a new record of Ch$195,248 million in net income, which represented a growth of 5.8% in real terms over last year. As a result, net income per share rose to Ch$2.83 in 2006 up from Ch$2.71 in 2005.

  ROAE stood at 25.0% and 20.1% for year 2006 and for 4Q06, respectively, outperforming the system’s average of 16.7% and 13.7% for the same periods.

  Loan portfolio posted 15.6% year on year growth and a significant 6.7% increase in 4Q06, outpacing the 5.3% average loan increase reported by the financial system during the same quarter.

  The Board of Directors of Banco de Chile announced a cash dividend of Ch$1.9796 per share to be paid in March 22nd and the capitalization of 30% of 2006 net income. This proposal has to be approved by the Shareholders Meeting to be held in March 22nd , 2007.

Selected Financial Data	2005	2006	% Change 2006/2005	4Q05	4Q06	% Change 4Q06/4Q05

Income Statement (Millions. Chilean pesos)
Net Financial Income(1)	385,771	419,810	8.8%	108,439	97,865	(9.8)%
Fees and income from services	140,177	133,541	(4.7)%	38,360	37,298	(2.8)%
Gains (losses) on financial instruments &	3,273	7,378	125.4%	(3,959)	4,756	-
non-forwards derivatives. net
Operating Revenues	529,221	560,729	6.0%	142,840	139,919	(2.0)%
Provisions for Loan Losses	(22,491)	(36,228)	61.1%	(10,349)	(13,305)	28.6%
Total Operating Expenses	(282,318)	(300,536)	6.5%	(77,948)	(78,249)	0.4%
Net Income	184,519	195,248	5.8%	40,149	42,379	5.6%

Earnings per Share (Chilean pesos)
Net income per Share	2.71	2.83	4.4%	0.59	0.61	3.4%
Book value per Share	11.63	12.09	4.0%	11.63	12.09	4.0%

Balance Sheet (Millions of Chilean pesos)
Loan Portfolio. net of interbank	8,352,710	9,652,147	15.6%	8,352,710	9,652,147	15.6%
Total Assets	10,913,043	12,760,213	16.9%	10,913,043	12,760,213	16.9%
Shareholders' Equity	791,384	834,631	5.5%	791,384	834,631	5.5%

Ratios
Profitability
Return on average assets (ROAA)	1.75%	1.68%		1.46%	1.37%
Return on average shareholders' equity (ROAE)	26.7%	25.0%		20.6%	20.1%
Net Financial Margin (2)	4.2%	4.1%		4.5%	3.6%
Efficiency ratio (operat,expenses/opert, revenues)	53.4%	53.6%		54.6%	55.9%
Credit Quality
Past Due Loans / Total Loans	0.87%	0.64%		0.87%	0.64%
Allowances / Total Loans	1.72%	1.50%		1.72%	1.50%
Allowances / Past Due Loans	198.1%	235.0%		198.1%	235.0%
Capital Adequacy
Total Capital / Risk Adjusted Assets	11.2%	10.7%		11.2%	10.7%

______________________________
[1] Net interest revenue, foreign exchange transactions and gains from forwards derivatives instruments, net.
[2] Net financial income divided by average interest earning assets.

2006 Fourth Quarter and Year End Results

2006 Highlights

The Bank
  Solid and healthy lending growth. As a result of important commercial efforts, the Bank achieved solid and healthy loan expansions during 4Q06 and full year 2006. As of December 2006, the Bank’s loan portfolio, net of interbank loans, totaled Ch$9,652,147 million, representing an annual and quarterly expansion of 15.6% and 6.7%, respectively, reaching a market share of 18.1% at the end of the year. At the same time, credit quality remained strong with net loan loss provision ratio and past due loan ratio far below the system’s average figures.

  Distribution network increase fostering growth.
  The Bank significantly expanded its branch network in order to target new customers, increase penetration of existing markets and enlarge wallet share among clients. During 2006, the Bank opened 44 new points of sale (of which 26 were Banco Credichile points of sale), and 198 new automatic teller machines, raising the Bank’s totals to 293 points of sale and 1,456 ATMs as of December 31, 2006.

  Client base expansion. The Bank’s commitment to improve service quality, offer a broader array of products and services, as well as expand its distribution network has allowed it to further expand its customer base which, in turn, has been a main driver of the Bank’s increased operating revenues. The number of current account holders increased by 10.2% totaling 447,892 as of December 2006, while the number of debtors grew by 15.5% to 608,790 during the last twelve-month period. Through the new technology platform the Bank expects to continue growing in all segments and leverage its client base in order to increase both profitability and efficiency.

  Active Bond issuance in 2006. During 2006, as part of its funding strategy, the Bank issued approximately US$411 million in UF denominated bonds in the local market and US$200 million in subordinated notes in the international market. The purpose of these issuances was to strengthen the Bank’s capital base and support its loan expansion. In particular, during 4Q06 Banco de Chile placed two series of bonds, each one in the amount of UF2.5 million, with a maturity of 9.8 years and duration of 4.7 years, at an annual interest rate of 3.46% and 3.16%, equivalent to 57 and 53 basis points of spread above the Central Bank’s bonds rate, respectively. These bonds were rated AA+ by both local risk agencies Fitch Ratings Chile and Feller Rate.

  International ratings on Banco de Chile were upgraded during 2006. In December, as a consequence of the Bank’s strong franchise and competitive position in the Chilean financial system, Standard & Poor’s Rating Services raised Banco de Chile’s counterparty credit rating one notch to A/A-1 from A-/A-2 for its long-term instruments denominated in foreign currency, while maintaining the outlook as stable. This up-grade followed the previous one made by Moody’s Investors Services in 2Q06 on the Bank’s long-term foreign currency deposits from Baa1 to A2.
  Dividend distribution proposal. The Board of Directors of Banco de Chile resolved to schedule the Annual Shareholders Meeting for March 22nd , 2007. It will be proposed, among other matters, the distribution of a cash dividend in the amount of Ch$ 1.9796 per share, corresponding to 70% of the profits obtained in the fiscal year ending December 31st , 2006, and the capitalization of the remaining 30% of the Bank’s profits by means of distributing a dividend in shares at the rate of 0.02213 per share.

  Neos plan developments. During 2006, the Bank successfully concluded several stages of the “Neos” technology platform as planned. During the first half of 2006, the Bank expanded the CRM system and associated processes to its corporate and private banking businesses, thus covering all of its segments and branch networks, with the exception of Credichile. The Bank also introduced important improvements in this system, adding functionalities mainly related to the opportunity and post-sale modules. As part of the new core banking system, commercial and consumer loans were migrated into the new loan module. In December, the Banco CrediChile consumer loan portfolio migrated into the new core banking system. In addition, the Bank initiated the replacement of its teller system, which will enable faster and more accurate customer service. Also during 2006, a Customer Intelligence solution was implemented to improve customer acquisition, cross-selling, segmentation and retention.

  There are important challenges scheduled for 2007. The new core banking solution phases include the implementation of liability products such as checking accounts. The commercial platform (CRM) will be expanded to the investments platform and to the Banco CrediChile consumer division, while the teller solution will be expanded to both the Banco de Chile and Banco CrediChile networks. Finally, during this year, the Bank will launch a Business Intelligence initiative to implement an Operational Data Store (ODS) and a new Data-Warehouse to build the foundations upon which new management tools will be developed.

2006 Fourth Quarter and Year End Results

Financial System Highlights
  Chilean financial system reported record 2006 profits. The Banking system showed robust performance during 2006 with strong profits of Ch$891,763 million, or a 12.3% increase over 2005.
  This increase in net income was mainly the result of important improvements in terms of efficiency and risk management. The efficiency ratio was 52% as of December 2006 as compared to a 54% as of December 2005, as the 11.1% increase in operating revenues more than offset the 7.0% increase in operating expenses. The risk of the loan portfolio measured as provisions to average total loans reached a record low level of 0.74% at the end of 2006. Net income resulted in a banking system average ROAE of 16.75%, representing a 39 basis points increase relative to the 16.36% registered in 2005.
  Total loan portfolio, net of interbank loans, as of December 31, 2006, totaled US$98,765 million, reaching an annual expansion of 15.8%, fueled by both the individuals and corporate segments.
  Consumer lending continued to expand at a double- digit figure (21.4%) influenced by the still low interest rates levels and increased banking penetration in the lower income segment of individuals. The positive economic and financial conditions in Chile have boosted the demand for residential mortgage loans, showing an annual increase of 14.5% in 2006. Loans to corporations have also performed well. Contingent and foreign trade loans led the annual growth rate expansion posting increases of 25.9% and 22.8%, respectively, while commercial loans showed the highest increase in terms of volume. At the same time, total past-due loans declined significantly to US$733 million at December 31, 2006 from US$773 million at December 31, 2005, reaching an historical low past due loan ratio of 0.75%.

2006 Fourth Quarter and Year End Results

Banco Chile 2006 Fourth Quarter and Year-End Consolidated Results

NET INCOME

Banco de Chile has focused vigorously on balancing business growth with profitability, while maintaining control on expenses and asset quality. As a consequence, the Bank has posted remarkable results during 2006, once again achieving a record consolidated net income of Ch$195,248 million, which represents a 5.8% increase over the prior year’s results. This increase was mainly attributable to the continued growth experienced by operating revenues, principally fueled by a significant expansion of the loan portfolio, higher contributions coming from demand deposits and, to a lesser extent, to increased other income and expenses. The main drivers of this positive trend more than offset the increase in provisions for loan losses and operating expenses.

This strong performance has enabled the Bank to attain, in 2006, a solid return on both average assets (ROAA) and on average shareholders’ equity (ROAE) of 1.68% and 25.0%, respectively, slightly below the record 2005 figures of 1.75% and 26.7%, respectively.

Bank, Subsidiaries and Foreign Branches' Net Incom e

(in millions of Chilean pesos)	2005	2006	% C ha nge 2006/2005	4Q05	4Q06	% C ha nge 4Q06/4Q05

Bank	167,715	176,778	5.4%	39,760	34,789	(12.5)%
Foreign Branches	(5,664)	(4,856)	(14.3)%	(2,433)	622	-
Securities Brokerage	9,675	6,455	(33.3)%	38	2,068	5342.1%
Mutual Funds	8,602	9,664	12.3%	2,109	2,832	34.3%
Insurance Brokerage	763	1,782	133.6%	275	383	39.3%
Financial Advisory	408	1,241	204.2%	87	789	806.9%
Factoring	2,187	3,385	54.8%	104	1,015	876.0%
Securitization	129	(82)	(163.6)%	90	(18)	(120.0)%
Promarket (sales force)	110	143	30.0%	47	72	53.2%
Socofin (collection)	457	543	18.8%	61	(228)	(473.8)%
Trade Services	137	195	42.3%	11	55	400.0%

Total Net Income	184,519	195,248	5.8%	40,149	42,379	5.6%

Subsidiaries contributed Ch$23,326 million to the 2006 consolidated results, exhibiting an increase of 3.8% as compared to the Ch$22,468 million registered in 2005, both figures represent 12% of total consolidated net income. This annual increase was mainly driven by the better performance of the Factoring, Insurance Brokerage, Mutual Funds and Financial Advisory subsidiaries, thus offsetting the lower results obtained by the Securities Brokerage subsidiary.

The strong results attained by the Financial Advisory subsidiary were mainly related to its active participation in important acquisitions and loan restructuring transactions during the year, and in particular, during the 4Q06. Higher net income reached by the Factoring subsidiary was largely the result of improved operating revenues as a consequence of a vigorous annual loan growth. Also during 2006, net income registered by the Insurance Brokerage and Mutual Fund subsidiaries exceeded the equivalent figures obtained in the previous year, as they accounted for higher fee income. It is worth mentioning that both subsidiaries maintained their leading positions in the local market, as a result of their continuous efforts to provide new and innovative financial products as well as delivering better service quality.

On the other hand, lower net income recorded by the Securities Brokerage subsidiary during 2006 mainly reflected a decrease in fee income from stocks trading transactions and investment banking, and lower gains on financial instruments.

In quarterly terms, net income for 4Q06 amounted to Ch$42,379 million as compared to Ch$40,149 million in 4Q05. This 5.6% increase was mainly driven by the outstanding performance of subsidiaries and the positive figure posted by the foreign branches. These effects more than offset the quarterly reduction in net income accounted at the Bank’s level, as a result of the negative impact on net financial income of the drop in the inflation rate during 4Q06 and at the same time due to extraordinary fee income recorded in 4Q05.

2006 Fourth Quarter and Year End Results

Net income from subsidiaries during 4Q06 posted the best quarterly figure of the year totaling Ch$6,968 million, thus contributing by 16.4% to the Bank’s bottom line.

As compared to the 4Q05, this positive outlook was mainly boosted by better results achieved by the Securities Brokerage, the Factoring and the Financial Advisory subsidiaries.

The Securities Brokerage good results during 4Q06 were mostly due to higher average stock transactions and higher results from the investment portfolio. It is worth mentioning that in 4Q05 this company registered losses from financial investments as a consequence of an increase in the long-term interest rates. In addition, higher expenses related to indemnities and variable compensations were registered in this subsidiary in 4Q05.

Increased net income achieved by the Factoring subsidiary during 4Q06 was mainly associated to loan growth and to the positive effect of the negative inflation rate during such quarter, which implied significant earnings as most of its assets, denominated in nominal Chilean pesos were finance by UF denominated liabilities.

During 4Q06 the Financial Advisory subsidiary recorded some 64% of its annual net profits as a consequence of its participation in three important deals, related to corporate acquisitions and syndicated loans. In addition during 4Q06, the Mutual Fund and the Insurance Brokerage subsidiaries maintained their positive trends, showing net income quarterly increases of 34.3% and 39.3%, respectively.

Concerning the Bank’s foreign branches, they recorded losses for Ch$4,856 million in 2006, as compared to losses of Ch$5,664 million in 2005. These less adverse results were principally explained by lower advisory expenses related to the review process and the implementation of additional controls as part of an agreement with the US regulators. During the last five months of year 2006, foreign branches accounted for positive results as extraordinary expenses dropped importantly. Accordingly, foreign branches registered net income of Ch$622 million in 4Q06 as compared to a loss of Ch$2,433 million in 4Q05, figure that included the US$3 million fine paid to the US regulators.

NET FINANCIAL INCOME

NET FINANCIAL INCOME

(in millions of Chilean pesos)	2005	2006	% C ha nge 2006/2005	4Q05	4Q06	% C ha nge 4Q06/4Q05

Interest revenue	697,785	777,654	11.4%	209,132	172,024	(17.7)%
Interest expense	(316,677)	(372,244)	17.5%	(101,269)	(79,161)	(21.8)%
Foreign Exchange transactions, net	24,155	(10,802)	-	11,683	2,257	(80.7)%
Gains (losses) from forw ards
derivatives contracts	(19,492)	25,202	-	(11,107)	2,745	-

Net Financial Incom e (1)	385,771	419,810	8.8%	108,439	97,865	(9.8)%

Avg. Int. earning assets	9,304,795	10,268,297	10.4%	9,578,369	10,972,415	14.6%
Net Financial Margin(2)	4.2%	4.1%	-	4.5%	3.6%	-

Net financial income totaled Ch$419,810 million for 2006, an increase of 8.8% from the prior year, mainly driven by a 10.4% growth in average interest earning assets which more than offset the 6 basis points decrease in net financial margin1.

The expansion in average interest earning assets was mainly led by a 15.7% increase in average loans, offsetting the 13% contraction in average financial investments.

Net financial margin decreased to 4.09% in 2006 from 4.15% in 2005 largely as a consequence of:

• A lower inflation rate, measured by the UF2 variation of 2.0% in 2006 as compared to 3.8% in 2005, give rise to lower interest income earned on the portion of UF denominated assets financed by non-interest bearing liabilities.

• Lower spreads attained during 2006 mainly by the wholesale segment as compared to the previous year as a consequence of increased competition.

• Less favorable funding structure as the ratio of interest bearing liabilities to interest earning assets increased to 73.6% in 2006 from 71.1% in 2005.

These effects were partially offset by:
_____________________________________________________
1 Net interest revenue, foreign exchange transactions and gains from forward derivative contracts.
2 Net financial Income divided by average interest earning assets.

2006 Fourth Quarter and Year End Results

• A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 5.04% in 2006 and 3.44% in 2005)

• A lower negative repricing effect during 2006 (since liabilities reprice faster than interest earning assets) as the Central Bank raised the monetary policy interest rate by only 75 basis points in such period as compared to a 225 basis points increase during 2005.

Net financial income for 4Q06 decreased by 9.8% as compared to 4Q05, as a result of a 96 basis points decline in net financial margin, partially offset by a 14.6% expansion in average interest earning assets. Net financial margin fell to 3.6% in 4Q06 from 4.5% in 4Q05 mostly due to the drop in the inflation rate, measured by the variation of the UF2, from 1.5% in 4Q05 to a deflation of 0.4% in 4Q06.

FEES AND INCOME FROM SERVICES, NET

Fees and Incom e from Services

(in millions of Chilean pesos)	2005	2006	% C ha nge 2006/2005	4Q05	4Q06	% C ha nge 4Q06/4Q05

Mutual funds	23,527	24,967	6.1%	6,108	6,672	9.2%
Checking accounts and overdrafts	24,286	24,192	(0.4)%	6,186	6,419	3.8%
Insurance	20,464	24,015	17.4%	5,629	6,556	16.5%
Debit accounts and ATM	13,393	14,494	8.2%	3,626	4,081	12.5%
Credit Cards	11,844	13,631	15.1%	3,076	3,816	24.1%
Cash management services	10,347	11,765	13.7%	2,814	3,217	14.3%
Securities Brokerage	15,159	10,401	(31.4)%	3,678	3,461	(5.9)%
Collection of overdue loans (Socofin)	8,838	9,883	11.8%	2,598	2,483	(4.4)%
Credit Lines	7,352	8,026	9.2%	1,938	2,038	5.2%
Credits	10,051	4,839	(51.9)%	6,671	929	(86.1)%
Financial Advisory Services	942	2,844	201.9%	254	1,961	672.0%
Sales force expenses (variable)	(10,382)	(14,581)	40.4%	(3,140)	(4,708)	49.9%
Other Fees	8,874	7,771	(12.4)%	1,781	2,348	31.8%

Total Fees, net	144,695	142,247	(1.7)%	41,219	39,273	(4.7)%

Income from assets received in lieu of payment	3,593	2,331	(35.1)%	(96)	1,242	(1,393.8)%
Cobranding expenses	(5,939)	(6,977)	17.5%	(2,377)	(1,618)	(31.9)%
Sales force expenses (fixed)	(4,948)	(7,672)	55.1%	(1,586)	(2,478)	56.2%
Others	2,776	3,612	30.1%	1,200	879	(26.8)%

Total other services incom e, net	(4,518)	(8,706)	92.7%	(2,859)	(1,975)	(30.9)%

Total Fees and Incom e from Services, net	140,177	133,541	(4.7)%	38,360	37,298	(2.8)%

Total fees and income from services amounted to Ch$133,541 million during 2006, down by 4.7% relative to an exceptional year 2005, where the annual fees and income from services figure reached a record level. It is worth mentioning that this decrease mainly reflects lower other services income, net while total fees, net remained almost stable.

Total other services income reached a higher negative figure in 2006 as a consequence of higher sales force and cobranding expenses, as well as lower income from assets received in lieu of payment.

Regarding fees, they showed a slight decline of 1.7% year over year amounting to Ch$142,247 million in 2006, which represents some 25% of the Bank’s consolidated operating revenues and is equivalent to 47% of operating expenses.

The annual decrease in fee income was largely the result of: (i) a drop in fees coming from corporate credits accounted by the Bank, mainly as a consequence of extraordinary non-recurring up-front credit related fees recorded in 2005, (ii) higher variable sales force expenses linked to the retail business expansion registered in 2006,

2006 Fourth Quarter and Year End Results

and also (iii) lower fees posted by the Securities Brokerage subsidiary during 2006.

On a positive note and as a result of intensive commercial and marketing efforts, an important network expansion, as well as good customer support, the Bank has been able to enlarge its customer base and consequently importantly enhance its fee-based income, mainly related to the Bank’s core products such as credit cards, debit accounts, ATMs and cash management services.

In addition, as a consequence of long-standing efforts to cross-sell products throughout the Bank’s various business lines, total fees and income from services coming from subsidiaries reached its highest level ever during 2006, totaling Ch$60,542 million, which represented 45% of consolidated fees and income from services. Moreover, excluding the Securities Brokerage company, total income from services from subsidiaries rose by almost 20%, mainly fueled by the strong performance exhibited by the Insurance Brokerage, Mutual Fund, Financial Advisory and Socofin subsidiaries.

The 17.4% growth in fees related to insurance products was importantly attributable to special campaigns launched during the year promoting, among others, total coverage and residential insurance. The specialized “telemarketing” remote distribution channel and the training programs for executives have also implied a significant increase in the number of policies sold during the year.

Fee income related to mutual funds picked-up by 6.1% during 2006 as a consequence of a sustained offer of innovative and improved investment opportunities. During the year, 10 new mutual funds were launched, 6 of them oriented to cover the pension funds needs. This approach led to a 5.8% growth in average funds under management, thus reaching a market share of 24% as of December 2006.

The significant increase in income from services generated by the Financial Advisory subsidiary during 2006 responded to its active participation in mergers and acquisitions as well as in syndicated loan arrangements during such period.

Socofin continued posting high fee income levels mainly fueled by its advanced technology and communications systems and its extended branch network, which has allowed, through an efficient mass collection process, to achieve higher recovery levels during 2006.

The lower fees reported by the Securities Brokerage subsidiary during 2006 were mainly due to a decrease in fees related to stock transactions and to the investment banking unit. It is worth mentioning that during 2005 this subsidiary participated in several important stock and initial public offerings.

In quarterly terms, 4Q06 total fees and income from services reached Ch$37,298 million, a 2.8% decline as compared to Ch$38,360 million recorded in 4Q05, both amounts represent the higher figures within their respective years. This slight decrease was mainly explained by extraordinary credit related fees associated to the credit restructuring of a corporate client in the infrastructure sector recorded by the Bank in 4Q05 and by higher sales force expenses in 4Q06.

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS & NON-FORWARD DERIVATIVES, NET

(in millions of Chilean pesos)	2005	2006	% C ha nge 2006/2005	4Q05	4Q06	% C ha nge 4Q06/4Q05

Gains (losses) on financial instruments, net	(1,088)	7,086	-	(6,963)	4,152	-
Gains (losses) from non-forw ard
derivatives contracts	4,361	292	(93.3)%	3,004	604	(79.9)%

Total	3,273	7,378	125.4%	(3,959)	4,756	-

Gains on financial instruments and non-forward derivatives contracts for the year 2006 amounted to Ch$7,378 million up from Ch$3,273 million in 2005. This increase was mainly related to earnings resulting from investments securities as a consequence of the decrease in long-term interest rates, which positively affected the market value of Latin American bonds, mortgage finance bonds issued by the Bank and corporate and financial institution securities.

During 4Q05 the Bank and the Securities Brokerage subsidiary recorded important losses on financial instruments as a result of the increase of approximately 86 basis points in long-term interest rates during that quarter. On the contrary, during 4Q06, long-term interest rates decreased by 35 basis points implying positive earnings from investments securities.

PROVISIONS

Provisions for loan losses amounted to Ch$36,228 million in 2006 as compared to the Ch$22,491 million registered in the prior period, representing 0.41% and 0.29% of total average loans, respectively. It is worth mentioning that the Bank’s and the system’s figures for 2005 and, to a lesser extent, for 2006 show exceptionally low levels of provisions as compared to the average figures recorded during the last ten years.

Regarding the annual increase in provisions for loan losses, it was mainly related to higher consumer portfolio

2006 Fourth Quarter and Year End Results

growth in the individual segment coupled with a moderate increase in its associated risk index (measured as provisions to total loans). Loan loss provisions related to corporations remained stable as a higher amount of provisions due to commercial loan expansion was offset by its lower risk level. In addition, higher provisions for loan losses were also explained by the 16.6% annual decrease in loan loss recoveries. Recoveries stood at 0.32% over average loans in 2006, down from 0.44% in 2005.

The Bank incurred in $60,671 million charge-offs in 2006, representing 0.68% of total average loans, as compared to a 0.90% in the prior period.

In terms of the quarterly figures, provisions for loan losses showed a 28.6% increase compared to 4Q05, however the ratio of provisions to average loans remained almost stable at 0.5%, and well below the system’s average of 0.7% for 4Q06.

Allow ances and Provisions

(in millions of Chilean pesos)	2005	2006	% C ha nge 2006/2005	4Q05	4Q06	% C ha nge 4Q06/4Q05

Allow ances
Allow ances at the beginning of each period	162,663	144,272	(11.3)%	142,274	140,264	(1.4)%
Price-level restatement	(5,803)	(2,950)	(49.2)%	(1,853)	560	-
Charge-off	(68,757)	(60,671)	(11.8)%	(14,623)	(15,983)	9.3%
Provisions for loan losses established, net	56,169	64,328	14.5%	18,474	20,138	9.0%
Allow ances at the end of each period	144,272	144,979	0.5%	144,272	144,979	0.5%
Provisions for loan losses

Provisions for loan losses established	(56,169)	(64,328)	14.5%	(18,474)	(20,138)	9.0%
Loan loss recoveries	33,678	28,100	(16.6)%	8,125	6,833	(15.9)%

Provisions for loan losses	(22,491)	(36,228)	61.1%	(10,349)	(13,305)	28.6%

Ratios

Allow ances / Total loans	1.72%	1.50%		1.72%	1.50%
Provisions for loan losses / Avg. Loans	0.29%	0.41%		0.51%	0.56%
Charge-offs / Avg. Loans	0.90%	0.68%		0.72%	0.67%
Recoveries / Avg. Loans	0.44%	0.32%		0.40%	0.29%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses increased to Ch$3,906 million in 2006 from a loss of Ch$6,363 million in 2005, mainly due to higher non-operating income and, to a lesser extent, higher participation in earnings on equity investments. The increase in non-operating income responded to: (i) higher income from the sale of assets received in lieu of payments previously charged off, (ii) a non-recurring tax provision release in 2Q06 of approximately Ch$3,350 million and, (iii) non-recurring earnings related to credit cards recorded in 3Q06. Higher participation in earnings on equity investment in 2006 was principally related to Comercio Electrónico Artikos Chile S.A., an affiliate that offers e-commerce services to our corporate customers.

During 4Q06 other income and expenses amounted to a negative Ch$2,096 million as compared to a negative Ch$3,466 million in 4Q05. The higher negative figure in 4Q05 was mainly related to higher provisions and charge-offs on assets received in lieu of payment during such quarter.

2006 Fourth Quarter and Year End Results

OPERATING EXPENSES

Operating Expenses

(in millions of Chilean pesos)	2005	2006	% C ha nge 2006/2005	4Q05	4Q06	% C ha nge 4Q06/4Q05

Pers onnel s alaries and expens es	(153,779)	(157,957)	2.7%	(42,049)	(41,904)	(0.3)%
Adm inis trative and other expens es	(111,262)	(122,812)	10.4%	(31,584)	(30,922)	(2.1)%
Depreciation and am ortization	(17,277)	(19,767)	14.4%	(4,315)	(5,423)	25.7%

Total operating expenses	(282,318)	(300,536)	6.5%	(77,948)	(78,249)	0.4%

Efficiency Ratio*	53.4%	53.6%	-	54.6%	55.9%	-

* Operating expenses/Operating revenues

Total operating expenses amounted to Ch$300,536 million in 2006, a 6.5% year over year increase, in line with lending and transactional growth and product development activities. Accordingly, higher operating expenses were mainly related to:

• A 34% annual increase in marketing expenses oriented mainly to retail banking promotions of core revenue products, such as credit cards, consumer loans, mortgage loans and current accounts, and subsidiaries related products such as mutual funds, insurance and factoring.

• Higher computer services and software maintenance costs as well as an increase in amortizations and advisory expenses related to the implementation of new systems.

• Higher rental, communication, other maintenance services and depreciation expenses, related to the significant expansion of the Bank’s ATMs and branches during 2006.

• Salaries and personnel expenses increase of 2.7% mainly as a consequence of additional employees hired during the year, principally related to the branch network, commercial areas, subsidiaries, and foreign branches. Higher salaries expenses during 2006 were partially offset by lower severance expenses, as in 2005 the Bank recorded non-recurring indemnities as a consequence of the change on its organizational structure made as part of its decision to adjust its client segmentation.

Total operating expenses during 4Q06 remained almost stable as compared to the 4Q05 as higher depreciation expenses were almost offset by lower personnel and administrative expenses. It is necessary to keep in mind that the 4Q05 operating expenses included a US$3 million (Ch$1,856 million) monetary penalty paid to the US agencies in accordance to the agreement entered with the OCC, and with the Financial Crimes Enforcement Network (FinCen).

The efficiency ratio increased slightly to 53.6% in 2006 from 53.4% in 2005, while the ratio of operating expenses to average total assets, decreased to 2.59% in 2006 from 2.68% the previous year.

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement decreased to Ch$8,526 million in 2006 from Ch$11,690 million during 2005, mainly as a consequence of the decrease in the inflation rate used for adjustment purposes from 3.6% in 2005 to 2.1% in 2006.

INCOME TAXES

The Bank’s income taxes totaled Ch$24,096 million in 2006, as compared to Ch$21,840 million in 2005. The 10.3% annual increase in income taxes was mostly related to a higher income tax base as a result of a 6.3% increase in net income before taxes.

LOAN PORTFOLIO

The Bank’s loan portfolio showed a substantial growth over the prior period, thus importantly contributing to the net financial income. As of December 31, 2006, the Bank’s loan portfolio, net of interbank loans, totaled Ch$9,652,147 million, representing an annual expansion of 15.6% and a quarterly increase of 6.7% .

The significant annual expansion of the loan portfolio responded to numerous factors such as the positive economic environment and the low interest rates that prevailed during the year. But, additionally, the loan expansion was also the result of important initiatives

2006 Fourth Quarter and Year End Results

conducted by Banco de Chile such as: (i) the implementation of the new business model in retail banking; (ii) the strengthening of the sales force; (iii) the expansion of the branch network; (iv) the offering of new products and services; (v) an improvement in telemarketing abilities; and (vi) the intensive advertising campaigns. As a consequence, the Bank’s number of debtors increased by approximately 15.5% during year 2006.

Along the year, the wholesale loan portfolio grew by 10.4%, while the retail segment increased by 15.7% . Within the retail sector, loan growth was primarily driven by consumer loans, residential mortgage loans and factoring contracts. The wholesale segment annual increase was mainly fueled by the expansion in contingent loans and, to a lesser extent, in foreign trade loans.

It is worth mentioning that during 2006 the Bank decided to refocus its attention in the mortgage market in order to create a long-term relation with the client. Accordingly, the Bank launched several attractive promotional campaigns during the second half of 2006, offering at the same time an on-line advisory service through a specialized web site. Consumer loans reached a relevant 21.5% annual growth mainly as a result of the Bank’s strategy of aggressively marketing the retail segment, fostering higher yield products. Indeed, during 2006 multiple sales campaigns promoted new alternatives of consumer, automobile and credit card loans among others. In particular, credit cards demonstrated positive performance, involving approximately a 29% annual increase, while installment loans and lines of credit grew by 21% and 17%, respectively. In addition, among the new services offered during 2006, clients were able to obtain pre-approved consumer loans through the Bank’s extended ATM distribution network.

Commercial and contingent loans, which grew by 10.8% and 33.6%, respectively during the year, were boosted by the financial services, transport and infrastructure sectors. Foreign trade loans and the leasing portfolio also posted interesting annual increases during 2006, reaching 16.8% and 21.9% market share, respectively.

Loan Portfolio

(in millions of Chilean pesos)	Dec-05	Sep-06	Dec-06	% Change 12-months	% Change 4Q06/3Q06

Commercial Loans	3,584,631	3,783,642	3,970,909	10.8%	4.9%
Mortgage Loans [1]	684,424	614,104	581,218	(15.1)%	(5.4)%
Consumer Loans	882,291	1,015,791	1,072,324	21.5%	5.6%
Foreign trade Loans	562,336	699,625	677,296	20.4%	(3.2)%
Contingent Loans	738,769	847,685	987,314	33.6%	16.5%
Others Outstanding Loans [2]	1,363,056	1,526,819	1,762,225	29.3%	15.4%
Leasing Contracts	464,356	492,958	539,176	16.1%	9.4%
Past-due Loans	72,847	65,285	61,685	(15.3)%	(5.5)%
Total Loans, net	8,352,710	9,045,909	9,652,147	15.6%	6.7%
Interbank Loans	25,537	68,744	43,019	68.5%	(37.4)%

Total Loans	8,378,247	9,114,653	9,695,166	15.7%	6.4%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings (Ch$1,279,933 million) and factoring contracts (Ch$410,855 million) at December 31, 2006.

During 4Q06 loan growth, net of interbank loans, expanded by 6.7%, the highest quarterly growth of the full year, exceeding the 6.4% loan growth posted in 4Q05. The positive performance of this quarter was attributable to both the retail and wholesale segments, which increased by 4.6% and 9.0% respectively. Remarkable within the retail segment were the expansions in residential mortgage loans and factoring contracts. On the wholesale segment, growth was principally driven by commercial and contingent loans.

Past Due Loans

(in millions of Chilean pesos)	Dec-05	Sep-06	Dec-06	% Change 12-months	% Change 4Q06/3Q06

Commercial loans	54,741	49,838	47,076	(14.0)%	(5.5)%
Consumer loans	3,951	4,999	5,708	44.5%	14.2%
Residential mortgage loans	14,155	10,448	8,901	(37.1)%	(14.8)%

Total Past Due Loans	72,847	65,285	61,685	(15.3)%	(5.5)%

2006 Fourth Quarter and Year End Results

The Bank’s conservative credit policies together with favorable economic conditions have allowed the Bank to continue lowering its past due loans thus improving its credit quality.

Past-due loans amounted to Ch$61,685 million as of December 2006, a strong year-on-year reduction of 15.3%, mainly concentrated in commercial and residential mortgage loans. As a consequence, past due loans to total loans ratio decreased to 0.64% as of December 2006 from 0.87% at December 2005, favorably comparing to the system’s average of 0.75% . Allowances to cover potential loan losses stood at 235% of past due loans as of December 2006 as compared to 198% a year ago.

FUNDING

Funding

(in millions of Chilean pesos)	Dec-05	Sep-06	Dec-06	% Change 12-months	% Change 4Q06/3Q06

Non-interest Bearing Liabilities
Current Accounts	1,548,060	1,650,967	1,738,972	12.3%	5.3%
Bankers drafts and other deposits	494,691	489,787	503,239	1.7%	2.7%
Derivatives instruments	61,277	55,759	69,955	14.2%	25.5%
Other Liabilities	1,016,328	1,227,364	1,372,801	35.1%	11.8%
Total	3,120,356	3,423,877	3,684,967	18.1%	7.6%
Interest Bearing Liabilities
Savings & Time Deposits	4,710,131	5,569,432	5,788,816	22.9%	3.9%
Central Bank Borrow ings	1,437	945	824	(42.7)%	(12.8)%
Repurchase agreements	276,436	233,518	306,856	11.0%	31.4%
Mortgage Finance Bonds	568,191	502,974	477,637	(15.9)%	(5.0)%
Subordinated Bonds	311,695	412,311	405,942	30.2%	(1.5)%
Other Bonds	331,523	454,159	554,272	67.2%	22.0%
Borrow ings from Domestic Financ. Inst.	92,053	58,504	88,261	(4.1)%	50.9%
Foreign Borrow ings	675,384	338,868	591,573	(12.4)%	74.6%
Other Obligations	34,452	55,728	26,432	(23.3)%	(52.6)%
Total	7,001,302	7,626,439	8,240,613	17.7%	8.1%

Total Liabilities	10,121,658	11,050,316	11,925,580	17.8%	7.9%

The Bank’s total liabilities amounted to Ch$11,925,580 million in 2006, a 17.8% expansion as compared to year 2005.

Non-interest bearing liabilities grew by 18.1% as the Bank continued expanding its large low cost deposit base. In turn, current accounts and bankers draft recorded an annual growth of 12.3% and 1.7%, respectively. It is worth mentioning that these liabilities were negatively impacted by a 75 basis points increase in the short-term reference interest rate for monetary policy during the last twelvemonths, however, this effect was offset by the Bank’s initiatives to increase the number of checking accounts, which resulted in an annual growth of 9.9% . Also, higher non-interest bearing liabilities were explained by an increase in other liabilities related to contingent obligations consistent with the 33.6% expansion showed by contingent loans during the year.

In order to finance the strong loan growth, the Bank also fostered the increase of interest bearing liabilities, which in overall rose by 17.7% during 2006. This increase was mainly driven by time deposits, our principal source of funds, which represented 47.4% of total liabilities as of December 2006 up from a 45.1% at the end of 2005. Time deposits were positively impacted by the increase in the short-term interest rates. In addition, the Bank has supported loan growth with subordinated and ordinary bonds issuance, liabilities that rose by 30.2% and 67.2%, respectively during 2006.

2006 Fourth Quarter and Year End Results

On the contrary, mortgage finance bonds decreased by 15.9% during the year in response to the 15.1% reduction in this category of mortgage loans, since the Bank has preferred to expand the more flexible type of mortgage loans not linked to a mortgage bond. Foreign borrowings also declined year-over-year as during 2Q06 the Bank prepaid a syndicated loan accounted for in this line.

During 4Q06 total liabilities rose by 7.9% mainly due to an expansion in time deposits, foreign borrowings coming from foreign banks, other liabilities, other bonds and current accounts. Regarding other bonds, during 4Q06 Banco de Chile placed two series of ordinary bonds for a total amount of UF5 million.

INVESTMENT PORTFOLIO

As of December 2006, the Bank’s investment portfolio totaled Ch$1,253,441 million, an 11.0% decrease as compared to December 2005 and a 1.6% decrease relative to the prior quarter, mainly driven by a reduction in short term Central Bank securities. The annual decrease was principally associated to a reduction of technical reserve requirements.

In terms of composition, the Bank has maintained a short term duration investment portfolio, in a context of low long-term interest rates.

SHAREHOLDERS’ EQUITY

As of December 31, 2006, the Bank’s Shareholder Equity totaled Ch$834,631 million (US$1,561 million), a 5.5% increase compared to 2005, mainly as a consequence of the 5.3% growth in capital and reserves and of the 5.8% increase in net income during the last twelve-months. The increase in capital and reserves was largely due to the capitalization of a portion of 2005 net income which amounted to Ch$30,984 and, to a lesser extent, due to the application of the new accounting rules which implied an increase of Ch$960 million additional reserves during 2Q06.

At the end of December 2006, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 10.67%, and Basic Capital to Total Assets was 4.97%, both above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Shareholders' Equity

(in million of Chilean pesos)	Dec.05	Sept.06	Dec.06	% C ha nge 12 - m o nt hs

Capital and reserves	608,775	640,879	640,940	5.3%
Accumulated adjustment for translation differences [3]	(1,913)	(1,488)	(1,550)	(19.0)%
Unrealized gains (losses) on securities available for sale	3	(4)	(7)	(333.3)%
Net Income	184,519	152,258	195,248	5.8%

Total Shareholders' equity	791,384	791,645	834,631	5.5%

_________________________________________
3 Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.

2006 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2006 and millions of US dollars (MUS$))

		Q u a r t e r s			% Change					% Change

	4Q05	3Q06	4Q06	4Q06	4Q06-4Q05	4Q06-3Q06	Dec05	Dec06	Dec06	Dec 06-Dec 05
	MCh$	MCh$	MCh$	MUS $			MCh$	MCh$	MUS $

Interest revenue and expense
Interest revenue	209,132	233,331	172,024	321.9	(17.7) %	(26.3) %	697,785	777,654	1,455.1	11.4%
Interest expense	(101,269)	(122,620)	(79,161)	(148.1)	(21.8) %	(35.4) %	(316,677)	(372,244)	(696.5)	17.5%
Net interest revenue	107,863	110,711	92,863	173.8	(13.9) %	(16.1) %	381,108	405,410	758.6	6.4%

Income from services, net
Income from fees and other services	52,614	46,694	53,686	100.5	2.0%	15.0%	187,678	192,447	360.1	2.5%
Other services expenses	(14,254)	(15,075)	(16,388)	(30.7)	15.0%	8.7%	(47,501)	(58,906)	(110.2)	24.0%
Income from services, net	38,360	31,619	37,298	69.8	(2.8) %	18.0%	140,177	133,541	249.9	(4.7) %

Other operating income, net
Gains from trading activities and derivative instruments, net	(15,066)	6,383	7,501	14.0	n/a	17.5%	(16,219)	32,580	61.0	n/a
Foreign exchange transactions, net	11,683	780	2,257	4.2	(80.7) %	189.4%	24,155	(10,802)	(20.2)	n/a
Total other operating income, net	(3,383)	7,163	9,758	18.2	n/a	36.2%	7,936	21,778	40.8	174.4%

Operating Revenues	142,840	149,493	139,919	261.8	(2.0) %	(6.4) %	529,221	560,729	1,049.3	6.0%

Provision for loan losses	(10,349)	(9,167)	(13,305)	(24.9)	28.6%	45.1%	(22,491)	(36,228)	(67.8)	61.1%

Other income and expenses
Non-operating income	2,662	4,132	2,903	5.5	9.1%	(29.7) %	8,023	16,717	31.3	108.4%
Non-operating expenses	(6,320)	(3,162)	(5,053)	(9.5)	(20.0) %	59.8%	(15,081)	(13,842)	(25.9)	(8.2) %
Participation in earnings of equity investments	192	258	54	0.1	(71.9) %	(79.1) %	695	1,031	1.9	48.3%
Total other income and expenses	(3,466)	1,228	(2,096)	(3.9)	(39.5) %	n/a	(6,363)	3,906	7.3	n/a

Operating expenses
Personnel salaries and expenses	(42,049)	(39,233)	(41,904)	(78.4)	(0.3) %	6.8%	(153,779)	(157,957)	(295.6)	2.7%
Administrative and other expenses	(31,584)	(31,716)	(30,922)	(57.9)	(2.1) %	(2.5) %	(111,262)	(122,812)	(229.8)	10.4%
Depreciation and amortization	(4,315)	(5,179)	(5,423)	(10.1)	25.7%	4.7%	(17,277)	(19,767)	(37.0)	14.4%
Total operating expenses	(77,948)	(76,128)	(78,249)	(146.4)	0.4%	2.8%	(282,318)	(300,536)	(562.4)	6.5%

Loss from price-level restatement	(4,743)	(6,062)	1,833	3.4	n/a	n/a	(11,690)	(8,526)	(16.0)	(27.1) %
Minority interest in consolidated subsidiaries	0	0	(1)	0.0	n/a	n/a	0	(1)	0.0	n/a

Income before income taxes	46,334	59,364	48,101	90.0	3.8%	(19.0) %	206,359	219,344	410.4	6.3%

Income taxes	(6,185)	(7,127)	(5,722)	(10.7)	(7.5) %	(19.7) %	(21,840)	(24,096)	(45.1)	10.3%

Net income	40,149	52,237	42,379	79.3	5.6%	(18.9) %	184,519	195,248	365.3	5.8%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of December 31, 2006, unless otherwise stated. Therefore, all growth rates are in real terms.
All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$534.43 for US$1.00 as of December 31, 2006.
Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2006 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2006 and millions of US dollars (MUS$))

ASSETS	Dec 04	Dec 05	S ep 06	Dec 06	Dec 06	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 06- Sep 06	Dec 06-Dec 05

Cash and due from banks
N on-interest bearing	570,804	652,015	731,425	865,514	1,619.5	18.3%	32.7%
Interbank deposits-interest bearing	371,250	21,139	200,459	353,560	661.6	76.4%	1572.5%
T otal cash and due from banks	942,054	673,154	931,884	1,219,074	2,281.1	30.8%	81.1%

Investments purchased under agreements to resell	27,830	47,676	31,795	53,314	99.8	67.7%	11.8%

Financial investments
Trading securities	1,619,106	1,367,456	1,233,462	1,197,372	2,240.5	(2.9% )	(12.4% )
Av ailable for sale	28,895	25,162	23,872	40,066	75.0	67.8%	59.2%
H eld to maturity	17,789	15,739	15,851	16,003	29.9	1.0%	1.7%
T otal financial investments	1,665,790	1,408,357	1,273,185	1,253,441	2,345.4	(1.6%)	(11.0%)

Loans, Net
C ommercial loans	3,032,891	3,584,631	3,783,642	3,970,909	7,430.2	4.9%	10.8%
C onsumer loans	731,810	882,291	1,015,791	1,072,324	2,006.5	5.6%	21.5%
M ortgage loans	867,235	684,424	614,104	581,218	1,087.5	(5.4% )	(15.1% )
Foreign trade loans	633,650	562,336	699,625	677,296	1,267.3	(3.2% )	20.4%
Interbank loans	16,076	25,537	68,744	43,019	80.5	(37.4% )	68.5%
Lease contracts	363,713	464,356	492,958	539,176	1,008.9	9.4%	16.1%
Other outstanding loans	990,316	1,363,056	1,526,819	1,762,225	3,297.4	15.4%	29.3%
Past due loans	89,576	72,847	65,285	61,685	115.4	(5.5% )	(15.3% )
C ontingent loans	561,564	738,769	847,685	987,314	1,847.4	16.5%	33.6%
T otal loans	7,286,831	8,378,247	9,114,653	9,695,166	18,141.1	6.4%	15.7%
Allow ance	(162,664)	(144,272)	(140,264)	(144,979)	(271.3)	3.4%	0.5%
T otal loans, net	7,124,167	8,233,975	8,974,389	9,550,187	17,869.8	6.4%	16.0%

Derivative instruments	0	0	46,065	50,501	94.5	9.6%	n/a

Other assets
Assets receiv ed in lieu of pay ment, net	17,062	10,669	12,148	10,799	20.2	(11.1% )	1.2%
Bank premises and equipment	140,332	145,441	150,111	151,677	283.8	1.0%	4.3%
Inv estments in other companies	5,725	7,310	7,705	7,693	14.4	(0.2% )	5.2%
Other	283,543	386,461	414,680	463,527	867.3	11.8%	19.9%
T otal other assets	446,662	549,881	584,644	633,696	1,185.7	8.4%	15.2%

T otal assets	10,206,503	10,913,043	11,841,962	12,760,213	23,876.3	7.8%	16.9%

2006 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2006 and millions of US dollars (MUS$))

LIABILITIES & S HAREHOLDERS ' EQUITY	Dec 04	Dec 05	S ep 06	Dec 06	Dec 06	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 06- Sep 06	Dec 06-Dec 05

Deposits
C urrent accounts	1,506,846	1,548,060	1,650,967	1,738,972	3,253.9	5.3%	12.3%
Bankers drafts and other deposits	738,162	494,691	489,787	503,239	941.6	2.7%	1.7%
Sav ing accounts and time deposits	3,875,282	4,710,131	5,569,432	5,788,816	10,831.8	3.9%	22.9%
T otal deposits	6,120,290	6,752,882	7,710,186	8,031,027	15,027.3	4.2%	18.9%

Borrowings
C entral Bank borrow ings	115,901	1,437	945	824	1.5	(12.8% )	(42.7% )
Securities sold under agreements to repurchase	369,248	276,436	233,518	306,856	574.2	31.4%	11.0%
M ortgage finance bonds	834,451	568,191	502,974	477,637	893.7	(5.0% )	(15.9% )
Other bonds	191,999	331,523	454,159	554,272	1,037.1	22.0%	67.2%
Subordinated bonds	281,685	311,695	412,311	405,942	759.6	(1.5% )	30.2%
Borrow ings from domestic financial institutions	27,924	92,053	58,504	88,261	165.1	50.9%	(4.1% )
Foreign borrow ings	629,944	675,384	338,868	591,573	1,106.9	74.6%	(12.4% )
Other obligations	47,437	34,452	55,728	26,432	49.5	(52.6% )	(23.3% )
T otal borrowings	2,498,589	2,291,171	2,057,007	2,451,797	4,587.7	19.2%	7.0%

Derivative instruments	47,156	61,277	55,759	69,955	130.9	25.5%	14.2%

Other liabilities
C ontingent liabilities	562,908	739,109	847,456	988,359	1,849.4	16.6%	33.7%
Other	264,068	277,219	379,908	384,442	719.3	1.2%	38.7%
T otal other liabilities	826,976	1,016,328	1,227,364	1,372,801	2,568.7	11.8%	35.1%

Minority interest in consolidated subsidiaries	1	1	1	2	0.0	100.0%	100.0%

Shareholders' equity
C apital and Reserv es	552,048	606,865	639,387	639,383	1,196.4	(0.0% )	5.4%
N et income for the y ear	161,443	184,519	152,258	195,248	365.3	28.2%	5.8%
T otal shareholders' equity	713,491	791,384	791,645	834,631	1,561.7	5.4%	5.5%

T otal liabilities & shareholders' equity	10,206,503	10,913,043	11,841,962	12,760,213	23,876.3	7.8%	16.9%

2006 Fourth Quarter and Year End Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Q u a r t e r s			Y e a r e n d e d

	4Q05	3Q06	4Q06	Dec 05	Dec 06

Earnings per S hare
Net income per Share (Ch$) (1)	0.59	0.76	0.61	2.71	2.83
Net income per ADS (Ch$) (1)	353.84	453.99	368.31	1,626.20	1,696.88
Net income per ADS (US$) (2)	0.69	0.84	0.69	3.16	3.18
Book value per Share (Ch$) (1)	11.63	11.46	12.09	11.63	12.09
Shares outstanding (Millions)	68,079.78	69,037.56	69,037.56	68,079.78	69,037.56

Profitability Ratios (3)(4)
Net Interest Margin	4.50%	4.28%	3.39%	4.10%	3.95%
Net Financial Margin	4.53%	4.48%	3.57%	4.15%	4.09%
Fees / Avg. Interest Earnings Assets	1.60%	1.22%	1.36%	1.51%	1.30%
Other Operating Revenues / Avg. Interest Earnings Assets	-0.14%	0.28%	0.36%	0.09%	0.21%
Operating Revenues / Avg. Interest Earnings Assets	5.97%	5.78%	5.10%	5.69%	5.46%
Return on Average Total Assets	1.46%	1.79%	1.37%	1.75%	1.68%
Return on Average Shareholders' Equity	20.57%	26.92%	20.05%	26.66%	25.00%

Capital Ratios
Shareholders Equity / Total Assets	7.25%	6.69%	6.54%	7.25%	6.54%
Basic capital / Total assets	5.52%	5.35%	4.97%	5.52%	4.97%
Basic Capital / Risk-Adjusted Assets	7.49%	7.24%	6.75%	7.49%	6.75%
Total Capital / Risk-Adjusted Assets	11.23%	11.45%	10.67%	11.23%	10.67%

Credit Quality Ratios
Past Due Loans / Total Loans	0.87%	0.72%	0.64%	0.87%	0.64%
Allowance for loan losses / Past due loans	198.05%	214.85%	235.03%	198.05%	235.03%
Allowance for Loans Losses / Total Loans	1.72%	1.54%	1.50%	1.72%	1.50%
Provision for Loan Losses / Avg.Loans (4)	0.51%	0.41%	0.56%	0.29%	0.41%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	54.57%	50.92%	55.92%	53.35%	53.60%
Operating Expenses / Average Total Assets (3)	2.84%	2.60%	2.52%	2.68%	2.59%
Loans per employee (million Ch$) (1)	825	830	857	825	857

Average Balance S heet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	9,578,369	10,340,249	10,972,415	9,304,795	10,268,297
Avg. Assets (million Ch$)	10,977,914	11,696,278	12,407,198	10,542,356	11,607,485
Avg. Shareholders Equity (million Ch$)	780,719	776,157	845,290	692,011	781,054
Avg. Loans (million Ch$)	8,133,722	9,004,161	9,486,440	7,678,421	8,883,977
Avg. Interest Bearing Liabilities (million Ch$)	6,922,388	7,613,048	8,158,826	6,617,997	7,554,011

Other Data
Inflation Rate
Exchange rate (Ch$)	514.21	538.22	534.43	514.21	534.43
Employees	10,159	10,978	11,316	10,159	11,316

Notes
(1) These figures w ere ex pressed in constant C hilean pesos as of December 31, 2006.
(2) These figures w ere calculated considering the nominal net income, the shares outstanding and the ex change rates ex isting at the end of each period.
(3) The ratios w ere calculated as an av erage of daily balances.
(4) Annualized data.

2006 Fourth Quarter and Year End Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006

Banco de Chile

/S/ Arturo Tagle Q.
By: Arturo Tagle Quiroz Acting Chief Executive Officer